Vf 3-18-04

AH 3/16/2004

04015920

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8- 45215

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1 2003 (MM/DD/YY) AND ENDING December 31 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAGNA Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue
(No. and Street)

New York (City) New York (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Segall (212) 547-3740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peter D. Willner C.P.A.
(Name – *if individual, state last, first, middle name*)

25 Mohegan Trail (Address) Saddle River (City) NJ (State) 07458 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AH 3.25.04

OATH OR AFFIRMATION

I, Patricia Winans, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Magna Securities Corp., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to before me on 2/25/04

ALISON A. FUMO
Notary Public, State of New York
No. 24-4916016
Qualified in Kings County
Commission Expires December 21, 2005

Notary Public

Patricia Winans
Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAGNA SECURITIES CORP.

COMPARATIVE FINANCIAL STATEMENTS
FOR THE YEARS ENDING
DECEMBER 31, 2003 AND 2002

MAGNA SECURITIES CORP.

COMPARATIVE FINANCIAL STATEMENTS
FOR THE YEARS ENDING
DECEMBER 31, 2003 AND 2002

Facing page to form X-17A-5

Affirmation of president

Independent auditor's report

Internal control statement

Statements of income 1

Statement of changes in Stockholders' Equity 2

Balance sheet 3

Statement of cash flows 4

Notes to financial statements 5 - 7

Statement of changes in liabilities subordinated to claims of creditors

Computation of net capital pursuant to rule 15c3-1

PETER D. WILLNER & CO.
Certified Public Accountants
25 Mohegan Trail
Saddle River, N. J. 07458

Tel: 201-995-9707
Fax: 201-995-9708

REPORT OF INDEPENDENT ACCOUNTANT

To the Shareholders of
MAGNA SECURITIES CORP.

We have audited the accompanying balance sheet of **MAGNA SECURITIES CORP.** as of December 31, 2003 and 2002 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also include assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **MAGNA SECURITIES CORP.** as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of the computation of the minimum capital requirements is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 14, 2004

Peter D. Willner, C.P.A.

PETER D. WILLNER & CO.
Certified Public Accountants
25 Mohegan Trail
Saddle River, N. J. 07458

Tel: 201-995-9707
Fax: 201-995-9708

REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholders of
MAGNA SECURITIES CORP.

We have examined the financial statements of **MAGNA SECURITIES CORP.** as of December 31, 2003 and have issued our report thereon dated February 14, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and required by rule 17a-5(g)(1). This study and evaluation included a review of the accounting system, the internal accounting controls, and the procedures for safeguarding firm assets. In addition, we reviewed the practices and procedures followed by the Company in making periodic computations of the minimum financial requirements pursuant to rule 17a-3(a)(11).

Under generally accepted auditing standards, the purpose of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting weaknesses in internal accounting control.

The objectives of internal accounting controls are to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting controls to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting controls for the year ending December 31, 2003, which was made for the purpose set forth in the first paragraph above and which would not necessarily disclose all weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that we believe to be material.

February 14, 2004 **Peter D. Willner, C.P.A.**

MAGNA SECURITIES CORP.

COMPARATIVE STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
INCOME		
Commissions	$ 7,466,939	$ 8,741,690
Trading income	117,466	(3,284)
Interest Income	62,633	20,323
Dividend income	134	907
Total Income	**$ 7,647,172**	**$ 8,759,636**
EXPENSES		
Subordinated loan interest **(Note 6)**	$ 60,000	$ -
Marketing services	2,296,994	2,477,065
Employee compensation	1,539,154	2,604,884
Office expenses	210,192	136,388
Clearing commissions, floor brokerage	1,868,608	1,932,533
Regulatory fees	56,038	21,326
Insurance expense	6,737	3,630
Entertainment	75,016	60,509
Professional fees	63,467	107,841
Travel	69,567	71,877
Quotation service	562,805	313,892
Dues and subscriptions	42,070	33,319
Telephone expense	138,968	151,239
Depreciation expense	83,443	38,568
Rent expense **(Note 3)**	379,116	113,100
Consulting fees	94,749	173,351
Other administrative expenses	61,774	149,979
Total Expenses	**$ 7,608,698**	**$ 8,389,501**
Net Income before Federal Income Tax	$ 38,474	$ 370,135
Federal Income Tax Provision **(Note 2)**	-	-
NET INCOME	**$ 38,474**	**$ 370,135**
Earnings per share (Note 5)	**$ 384.74**	**$ 3,701.35**

The accompanying notes are an integral part of the financial statements.

MAGNA SECURITIES CORP.

COMPARATIVE STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	Contributed Capital	Undistributed Profit	2003	2002
Stockholders' Equity, Beginning	$ 100	$ 1,052,011	$ 1,052,111	$ 616,374
Add: Paid in Capital	36,000		36,000	266,341
Net Income		38,474	38,474	370,135
(Less): Distributions		(399,125)	(399,125)	(200,739)
Stockholders' Equity, Ending	$ 36,100	$ 691,360	$ 727,460	$ 1,052,111

The accompanying notes are an integral part of the financial statements.

MAGNA SECURITIES CORP.

COMPARATIVE BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2002

		2003		2002
ASSETS				
Current Assets:				
Cash		$ 738,815		$ 1,515,852
Cash deposit at brokers and dealers		210,997		100,705
Due from brokers and dealers		236,093		141,677
Commissions receivable		77,929		127,047
Inventory		5,895,398		-
Total Current Assets		$ 7,159,232		$ 1,885,281
Fixed Assets:				
Furniture and fixtures		$ 200,261		$ 79,003
Computer equipment		282,563		133,928
Leasehold improvements		245,733		13,659
Subtotal		$ 728,557		$ 226,590
(Less) Accum. Deprec. & amort.		(195,490)		(125,705)
Net book value		$ 533,067		$ 100,885
Security deposit and other assets		$ 217,385		$ 136,812
Total Assets		**$ 7,909,684**		**$ 2,122,978**
LIABILITIES				
Current Liabililties:				
Due to clearing firm		$ 5,107,812		$ 88,946
Accounts payable & accrued expenses		1,074,412		981,921
Total current liabilities		$ 6,182,224		$ 1,070,867
Subordinated loan payable **(Note 6)**		$ 1,000,000		$ -
Total Liabilities		$ 7,182,224		$ 1,070,867
STOCKHOLDERS' EQUITY				
Common Stock, issued and outstanding		$ 100		$ 100
Paid in Capital		302,341		266,341
Retained Earnings - Beginning	$ 785,670		$ 616,274	
Net income for the year ended	38,474		370,135	
(Less): Shareholder distributions	(399,125)		(200,739)	
Retained Earnings, Ending		425,019		785,670
Total Stockholders" Equity		$ 727,460		$ 1,052,111
Total Liab. & Stockholders' Equity		**$ 7,909,684**		**$ 2,122,978**

The accompanying notes are an integral part of the financial statements.

MAGNA SECURITIES CORP.

COMPARATIVE STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 38,474	$ 370,135
Adjustments to reconcile net income to net cash provided from operating activities:		
Depreciation expense	83,443	38,568
Changes in assets and liabilities:		
(Increase) decrease in cash deposit at brokers and dealers	(110,292)	1,178
(Increase) decrease in due from brokers and dealers	(94,416)	215,973
Decrease in commissions receivable	49,118	28,312
(Increase) decrease in inventory	(5,895,398)	15,793
(Increase) in security deposits and other assets	(80,573)	(11,541)
Increase (decrease) in accounts payable and accrued expenses	92,491	(44,417)
Increase (decrease) in due to clearing firm	5,018,866	**(29,152)**
Net cash provided by operating activities	**$ (898,287)**	**$ 584,849**
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in Subordinated Loan	$ 1,000,000	$ -
(Acquisition) of fixed assets and leasehold improvments	(515,625)	(16,494)
Increase in paid in capital	36,000	266,341
(Distributions) to shareholder	(399,125)	(200,739)
Net cash provided by investing activities	**$ 121,250**	**$ 49,108**
NET INCREASE, (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (777,037)	$ 633,957
CASH AND CASH EQUIVALENTS, beginning of year	1,515,852	881,895
CASH AND CASH EQUIVALENTS, end of year	**$ 738,815**	**$ 1,515,852**

The accompanying notes are an integral part of the financial statements.

MAGNA SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1. ORGANIZATION AND NATURE OF BUSINESS

MAGNA SECURITIES CORP. was formed in September 1992 to engage primarily in securities brokerage activities. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (N.A.S.D.).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions.

Securities Transactions
Customer's securities transactions are recorded on a settlement date basis with related commission income and expenses reported on a settlement date basis.

Commissions
Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Income Taxes
The Company has elected to be treated as an "S" corporation for Federal income tax purposes. As a result of this election, no provision was made for Federal income taxes for years 2002 and 2003.

Statement of Cash Flows
For purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Depreciation
Depreciation is provided on a straight line basis using estimated useful lives of five to seven years. Leasehold Improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Distributions to Shareholder

Distributions to shareholder were made from retained earnings. The represent previously taxed "S" corporation income.

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract as a loss. All transactions involving the execution and settlement of customer securities with a trade date of December 29, 30, and 31, 2003 were settled in January 2004 in fulfillment of contractual obligations without incident or exception.

3. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under an operating lease with a term of ten years and three months. Rent expense for 2003 was $379,116. Aggregate annual rental for office space at December 31, 2003 are approximately as listed below:

2004	$284,076
2005	$284,076
2006	$289,995
2007	$307,749
2008	$307,749
Thereafter	$1,524,939

Equipment Lease Obligations:

The Company is obligated under various equipment lease agreements commencing 2003. Leases expire at various dates through September 2006. The cost for 2003 was $52,662. The annual costs thereafter are:

2004	$116,158
2005	116,158
2006	61,691
Total	$294,007

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the "applicable" examining authority also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2003, the Company had net capital of $584,821 which was $334,821 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital was 188%.

5. EARNINGS PER SHARE

Earnings per share of common stock were computed by dividing net income by the weighted average number of common shares outstanding for the year (100 shares).

6. SUBORDINATED LOAN PAYABLE

The Company entered into a $1,000,000.00 subordinated loan agreement with an unrelated party on June 12, 2003 with the approval of the N.A.S.D. The loan carries an interest rate of 12 percent per annum and is due to mature on May 31, 2006. In compliance with Appendix D of S.E.C. Rule 15c3-1, prepayments, if any, of this subordinated loan requires the prior written approval of the N.A.S.D.

MAGNA SECURITIES CORP.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS DECEMBER 31, 2003

	2003	2002
Subordinated Loan Payable	$1,000,000	$ 0
Total Subordinated Loan Payable	**$1,000,000**	**$ 0**
Increase in Subordinated Loan Payable	$1,000,000	

As per an agreement entered into on June 12, 2003 approved by the N.A.S.D., the Company entered into a subordinated loan in the amount of $1,000,000. This loan is considered to be "good capital" in the computation of net capital pursuant to S.E.C. rule 15c3-1.

The loan, which bears an interest rate of 12 percent per annum, is due to mature on May 31, 2006. The Company may prepay this subordinated loan in whole or in part only with the written approval of the N.A.S.D. in compliance with Appendix D of S.E.C. rule 15c3-1.

MAGNA SECURITIES CORP.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2003

Computation of Net Capital

Total capital from statement of financial condition	$ 727,460
Subordinated Loan	1,000,000
	$1,747,460
Total non-allowable assets	(750,450)
New capital before haircuts	$ 977,008
Haircuts on cash & securities on deposit at brokers and dealers	(392,187)
Net Capital	**$ 584,821**

Computation of Basic Net Capital Requirement

Minimum net capital required by 6.667% of $1,098,873	$ 73,258
Minimum net capital requirements of reporting broker-dealer	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 334,821
Excess net capital at 1000%	$ 474,933

Computation of Aggregate Indebtedness

Total A.I. Liabilities	$1,098,873
Percentage of aggregate indebtedness to net capital	188%
Percentage of debt to debt-equity total (Rule 15c3(d))	58%

A reconciliation with the corporation's computation of net capital as reported in the unaudited Part IIA of Form X-17A5 was not prepared as there are no material differences between the corporation's computation of net capital and the computation contained herein.

Peter D. Willner, C.P.A.